December 16, 2024

Cindy Yao
Chief Financial Officer
HF Foods Group Inc.
6325 South Rainbow Boulevard , Suite 420
Las Vegas , Nevada 89118

       Re: HF Foods Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38180
Dear Cindy Yao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion & Analysis
Results of Operations
EBITDA and Adjusted EBITDA, page 33

1. We note you present Adjusted EBITDA because you believe it is less susceptible to variances resulting from non-recurring items. We also note Distribution, Selling and
       Administrative expenses for the year ended December 31, 2023 include a net gain of
       $10.0 million resulting from a settlement. It does not appear this settlement gain was adjusted for in your computation of Adjusted EBITDA. Please tell us your consideration of non-GAAP C&DI 100.03, which prohibits adjusting for non-
       recurring charges without also adjusting for non-recurring gains. Consolidated Statements of Cash Flows, page 43

2. We note your disclosure on page 49 in note 1 to the financial statements that accounts at banks with an aggregate excess of the amount of outstanding checks over the cash balances are included in "checks issued not presented for payment" in current
 December 16, 2024
Page 2

       liabilities in the consolidated balance sheets. It appears this results from "book overdrafts," in which the sum of outstanding checks related to a specific bank account is in excess of funds on deposit for that bank account, rather than from "bank overdrafts," which occur when a bank honors disbursements in excess of funds on deposit in a reporting entity's account. Please tell us if our understanding is correct.
       We note that the change in the balance of "checks issued not presented for payment" is presented within the financing activities section of your consolidated statements of cash flows. Please tell us your basis for presenting this within financing activities rather than operating activities.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at
202-551-3380
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services